Exhibit 99.1

New Oriental Announces Management Change

President Chenggang Zhou Has Been Appointed Chief Executive Officer

Founder Michael Minhong Yu Will Continue to Serve as Executive Chairman of the Board of Directors

BEIJING, Sept. 2, 2016 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced that the Company’s Board of Directors (the “Board”) appointed Mr. Chenggang Zhou, the Company’s current President, as Chief Executive Officer of New Oriental, effective September 2, 2016. Mr. Zhou succeeds Mr. Michael Minhong Yu, Founder, Chairman and Chief Executive Officer, who will become Executive Chairman of the Board and continue to oversee the Company’s business strategies and operations.

Mr. Zhou joined New Oriental in 2000 and since then has held multiple management positions in the Company, including President, Executive President for Domestic Business, Executive Vice President, Vice President and President of Beijing and Shanghai New Oriental Schools.

Mr. Michael Minhong Yu, Executive Chairman of the Board of Directors, commented, “I am extremely pleased to announce the promotion of Chenggang to the position of Chief Executive Officer. Throughout his 16-year career with New Oriental, Chenggang has demonstrated outstanding leadership, true passion about our mission and a strong commitment to our values. With the notable progress and ongoing evolution of New Oriental, the Board and I agreed that this was an opportune time to effect a seamless transition to a new leadership team. At the same time, I am delighted that I will continue to be a part of that team as Executive Chairman of the business and look forward to continuing to work with this great company. I thank Chenggang for his tremendous contributions thus far and we are confident that he is the right leader at the right time to build on our successes to date and bring New Oriental to even greater heights.”

Mr. Chenggang Zhou, Chief Executive Officer, added, “I am honored and excited to lead New Oriental into its next phase of growth, expanding the Company’s leading market position and delivering new and exciting products to our students. I want to thank Mr. Yu and the Board for their longstanding appreciation and trust as well as their confidence in both me and New Oriental’s future. Already a dominant leader, New Oriental has a strong foundation in place and on which we will be able to build further. I look forward to working with the entire New Oriental team to seize the opportunities ahead, focusing clearly, moving strategically and continuing to innovate in order to evolve and remain a clear leader in our dynamic market and industry.”

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confidence” and similar statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn